FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of May, 2014

MAX RESOURCE CORP.

 (SEC File No. 0-30780)

Suite 2300 – 1066 West Hastings Street

Vancouver, B.C. V6E 3X2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

FORM 51-102F3

Material Change Report

Section 7.1 of National Instrument 51-102

Continuous Disclosure Obligations

Item 1.

Name and Address of Company

MAX Resource Corp.

2300-1066 West Hastings Street

Vancouver, B.C. V6E 3X2

Item 2.

Date of Material Change

May 7, 2014

Item 3.

News Release

Issued and distributed through the facilities of Canada Stockwatch and Market News on May 7, 2014

Item 4.

Summary of Material Change

See attached copy of the May 7, 2014 News Release

Item 5.

Full Description of Material Change

See attached copy of the May 7, 2014 News Release

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.

Omitted Information

N/A

Item 8.

Executive Officer

Stuart Rogers

Telephone: (604) 689-1749

Item 9.

Date of Report

May 7, 2014

May 7, 2014

TSX-V: MXR

OTC BB: MXROF

Frankfurt: M1D

News Release

MAX grants options to buy up to 2,300,000 shares

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) has agreed, subject to regulatory approval, to grant incentive stock options on up to 2,300,000 common shares at an exercise price of $0.10 per share for a period up to two years from the date of grant.

A total of 1,700,000 of these options were granted to directors and consultants and vest immediately.  The remaining 600,000 incentive stock were granted to Paradox Public Relations Inc., the Company’s investor relations consultants, and are subject to vesting provisions in accordance with TSX Venture Exchange policies.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian exploration company focused on gold, silver and copper exploration in Nevada.   For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contacts: Leonard MacMillan, Corporate Communication

info@maxresource.com

Phone: 604-637-2140        Toll Free: 1-866-331-5088

or

Paradox Public Relations
info@paradox-pr.ca

Phone: 514-341-0408        Toll Free: 1-866-460-0408

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date:  May 7, 2014

By:/s/ Stuart Rogers

Stuart Rogers

Director